Draper Oakwood Technology Acquisition, Inc.

c/o Draper Oakwood Investments, LLC

55 East 3rd Ave.

San Mateo, CA 94401

September 14, 2017

VIA EDGAR

H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Draper Oakwood Technology Acquisition, Inc. Registration Statement on Form S-1 Filed August 25, 2017 File No. 333-220180

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Draper Oakwood Technology Acquisition, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Thursday, September 14, 2017, or as soon as thereafter practicable.

Very truly yours,

/s/Aamer Sarfraz
Aamer Sarfraz Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Graubard Miller